FOIA Confidential Treatment Request under 17 C.F.R. §200.83

Katherine R. Kelly
Associate General Counsel & Corporate Secretary

345 Park Avenue New York, NY 10154-0037
Tel 212-546-4852 Fax 212-546-9966
katherine.kelly@bms.com

May 17, 2016

VIA EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Bristol-Myers Squibb Company Form 10-K for the Fiscal Year Ended December 31, 2015 Filed February 12, 2016 File No. 001-01136

Dear Mr. Rosenberg:

This letter responds to the comment letter (the “Comment Letter”) dated April 19, 2016, regarding the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (“2015 Form 10-K”) of Bristol-Myers Squibb Company (the “Company” or “BMS”).  For the convenience of the Staff, we reproduce in bold the text of each numbered paragraph in the Comment Letter and follow with our own responses.

We request, pursuant to the provisions of 17 C.F.R. §200.83, that confidential treatment under the Freedom of Information Act (“FOIA”) (5 U.S.C. §552) be afforded to the redacted portions of BMS’s Appendix bearing the confidential treatment request identification code number BMS CTR 05/17/16 - 1 (the “Confidential Materials”).  The Confidential Materials are marked with bracketed asterisks (“[***]”), and with the confidentiality legend required by Rule 83.  BMS believes that the Confidential Materials contain information that is covered by one or more exemptions in the FOIA, for reasons of business confidentiality.  If any person who is not an employee of the SEC, including any other government employee, requests an opportunity to inspect or copy the materials referred to herein, pursuant to the FOIA or otherwise, we request in accordance with Rule 83 that we be promptly notified of any such request and furnished with a copy of all written materials pertaining to such request, so that we may further substantiate the foregoing request for confidential treatment.  Please address any notifications of a request for access to such documents to the undersigned.
Confidential treatment requested by Bristol-Myers Squibb Company

FOIA Confidential Treatment Request

Form 10-K for the Fiscal Year Ended December 31, 2015

Notes to Consolidated Financial Statements
Note 3.  Alliances

1.  Please tell us, separately, for Lilly and Reckitt Benckiser Group the pretax profit or loss of these components of an entity disposed of in 2015 for each period presented and why you did not provide the disclosure required by ASC 360-10-50-3A.  Also refer Note 5 Assets Held for Sale and provide us similar information for the investigational HIV business transferred to ViiV Healthcare in 2015.

ASC 360-10-50-3A requires disclosure of pretax profit or loss of individually significant components of an entity for the period in which it is disposed of or is classified as held for sale and for all prior periods in which an income statement is presented.

We concluded that the Erbitux business in North America that was transferred to Lilly (as well as the Erbitux rights in Japan that were transferred to Merck KGaA) and the over-the-counter (OTC) products business in Mexico and Brazil that was transferred to Reckitt Benckiser Group (“Reckitt”), did not represent individually significant components of BMS.  We have included the specific amounts for the pretax profit (loss) for the requested individual components in the Appendix for which we are seeking confidential treatment.  The Erbitux business represented 3.0% of consolidated sales in 2015 and the Mexico and Brazil OTC products business represented 0.8% of consolidated sales in 2015.  In addition, the estimated fair value of each of these businesses represented 1% or less of the market capitalization of BMS.  As such, we do not believe we are required to disclose these amounts under ASC 360-10-50-3A.  Notwithstanding our conclusion that these divestitures did not represent individually significant components of BMS, pursuant to ASC 808 we also disclosed certain financial information for the Lilly and Reckitt arrangements in “Item 8.  Financial Statements—Note 3. Alliances,” including contingent royalties to which BMS is entitled subsequent to the divestiture of the Erbitux business, as these transactions involved parties with whom we had collaboration arrangements.

In addition, the HIV investigational medicines business represented 1.9% of consolidated research and development expenses in 2015.  There were no revenues associated with this business that was transferred to ViiV Healthcare as it consisted only of pre-clinical and clinical programs.  As such, we also concluded that the HIV investigational medicines business did not represent an individually significant component of BMS.

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Confidential treatment requested by Bristol-Myers Squibb Company

FOIA Confidential Treatment Request

2. Please tell us your accounting for the rights transfer in 2015 to Pfizer in certain smaller countries discussed on page 67 and your accounting for the 2014 alliance modification that gave an option to Reckitt Benckiser Group to purchase a manufacturing facility located in Mexico.  Provide in your response applicable amounts received, paid and recognized, and reference the authoritative literature on which you rely.

Pfizer

During 2015, we and Pfizer modified the co-development and co-commercialization agreement by transferring full commercialization rights for Eliquis to Pfizer in certain smaller markets in order to simplify our alliance.  Upon transfer of the rights in those markets, Pfizer performs all regulatory, sales and marketing activities and is the principal in all third party sales.  Pfizer is also responsible for all costs and expenses in those markets including a market-based fee payable to BMS for product supply.  No specific amounts were received, paid or recognized by BMS upon transfer of the rights to Pfizer.

In accordance with ASC 605, we determined that the transfer of the rights did not represent a material modification of the existing alliance arrangement due to the relatively smaller size of the markets involved and minimal change to the economic value that the parties expected to realize from the modified rights and obligations. The expected Eliquis sales in those markets represented only about 2.8% of worldwide Eliquis sales in 2015. The expected ultimate amount of value that either party would receive in those markets after the transfer would not be materially different than prior to the transfer because BMS would be entitled to a market-based supply fee and Pfizer would incur full commercialization expenses. In addition, we determined that the modified rights did not have standalone value as such rights were not sold separately by BMS or any other party, nor could Pfizer receive any benefit for the delivered rights without the fulfillment of other ongoing obligations by BMS under the alliance agreement, including the exclusive supply arrangement. As a result, we concluded that bi-furcation of previously recognized deferred income for the rights transferred to Pfizer in those markets from the prior worldwide co-promotional rights Pfizer previously obtained was not required.

Reckitt Benckiser Group

We received $4.5 million from Reckitt in 2014 upon adding BMS’s Mexico manufacturing facility to Reckitt’s existing option to acquire the trademarks, inventory and certain other assets exclusively related to the OTC products business at the end of the alliance period. The modified option was determined to be a single unit of accounting as the right to acquire the Mexico facility could not be exercised independently.  Although the option did not meet the definition of a derivative as discussed in ASC 815-10-15-83, particularly with regards to net settlement provisions, we continued to recognize its fair value as a liability with changes in fair value reported in earnings. This accounting was based on our understanding of the Staff’s long-standing position that written options should initially be reported at fair value and subsequently adjusted to fair value through earnings.1  Upon completion of a valuation, the option liability was increased by $20.0 million with a $15.5 million charge to earnings in 2014.

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1 Staff whose remarks have noted this position include Stephen M. Swad (1994), Russell B. Mallett (1996), Pascal Desroches (1998 and 1999), and Gregory A. Faucette (2003).
Confidential treatment requested by Bristol-Myers Squibb Company

FOIA Confidential Treatment Request

Part IV
Item 15.  Exhibits, Financial Statement Schedules

3. In future filings, please file the collaboration agreement you have with Pfizer for Eliquis as an exhibit.  Alternatively, please explain why you do not believe filing the agreement is warranted.

We will file the collaboration agreement we have with Pfizer for Eliquis as an exhibit to our Form 10-Q for the quarterly period ended June 30, 2016.  We plan to seek confidential treatment of certain portions of the agreement.

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In connection with these responses, BMS acknowledges that (i) BMS is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) BMS may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to this letter, please contact the undersigned at (212) 546-4852.

Sincerely,

                        /s/ Katherine R. Kelly

                        Katherine R. Kelly
Associate General Counsel &
Corporate Secretary

cc:	Alan J. Lacy, Chair of the Audit Committee, Bristol-Myers Squibb Company
Giovanni Caforio, Chief Executive Officer, Bristol-Myers Squibb Company
Charles Bancroft, Chief Financial Officer, Bristol-Myers Squibb Company
Sandra Leung, Executive Vice President & General Counsel, Bristol-Myers Squibb Company
Joseph C. Caldarella, Senior Vice President & Controller, Bristol-Myers Squibb Company
Robert Owens, Vice President & Assistant Controller, Bristol-Myers Squibb Company

Confidential treatment requested by Bristol-Myers Squibb Company

FOIA Confidential Treatment Request

Confidential Treatment Requested by BMS for the following bracketed information
Code Number BMS CTR 05/17/16 - 1
[***]
*** Portions of the information requested by the Staff in Comment 1 are confidential.  Accordingly, the confidential information has been redacted pursuant to Rule 83, and the Company’s complete response is provided supplementally to the Staff in hard copy only.

Appendix

Pretax profit (loss):

($ millions)	[***]	[***]	[***]
Lilly	[***]	[***]	[***]	(1)
Reckitt	[***]	[***]	[***]
ViiV	[***]	[***]	[***]

Note 1: Excludes the loss on sale of business and contingent royalties received subsequent to the divestiture that are separately disclosed in “Item 8.  Financial Statements—Note 3. Alliances” in our Form 10-K for the fiscal year ended December 31, 2015.

Confidential treatment requested by Bristol-Myers Squibb Company